Exhibit 99.2

Hudbay Minerals Inc.

Bought Deal Treasury Offering of Common Shares

Term Sheet

May 21, 2024

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada and included in the registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission in the United States. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment thereto and any applicable prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Issuer:	Hudbay Minerals Inc. (“Hudbay” or the “Company”).
Offering:	Treasury offering of 31,600,000 common shares (the “Common Shares”) of the Company.
Offering Size:	US$300,200,000, before giving effect to the over-allotment option.
Offering Price:	US$9.50 per Common Share.
Over-Allotment Option:	The Company has granted to the Underwriters an option exercisable in whole or in part at the sole discretion of the Underwriters at any time up to 30 days after Closing, to purchase from treasury up to an additional 15% of the Offering at the Offering Price and on the same terms and conditions as set forth above, to cover over-allotments, if any, and for market stabilization purposes.
Use of Proceeds:	The net proceeds from the Offering will be used by the Company to fund near-term growth initiatives, including acceleration of mine pre-stripping activities and mill optimization initiatives at Copper Mountain, to enhance balance sheet flexibility through debt repayments as part of its "3P" plan for a sanctioning decision on Copper World, to evaluate mill throughput enhancement opportunities at Constancia and New Britannia, and for general corporate purposes.
Form of Offering:	Bought deal by way of a prospectus supplement (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated March 28, 2024 (the “Prospectus”) to be filed in all provinces and territories of Canada, except Quebec, and in the United States pursuant to the multi-jurisdictional disclosure system. In jurisdictions outside of Canada and the United States in accordance with applicable laws provided that no prospectus, registration statement or similar document is required to be filed in such jurisdictions in connection with the Offering.
Standstill:	The Company and its executive officers and directors have agreed not to issue or sell any equity securities for a period of 90 days following closing of the Offering, subject to customary exceptions.
Listing:	The existing Common Shares trade on the Toronto Stock Exchange (the “TSX”) and New York Stock Exchange (the “NYSE”) under the symbol “HBM”. Applications will be made to list the Common Shares sold under the Offering on the TSX and NYSE.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, RDSPs, TFSAs, DPSPs and FHSAs.
Joint Bookrunners:	RBC Capital Markets and BMO Capital Markets.
Commission:	Cash commission equal to 4.0% of the gross proceeds of the Offering (and over-allotment option as applicable) payable on Closing to the Underwriters.
Closing:	May 24, 2024, or such other date as may be mutually agreed to by the Company and the Joint Bookrunners, on behalf of the Underwriters.

Before investing, prospective purchasers should read the Prospectus Supplement, the Prospectus and the documents incorporated by reference therein for more complete information about the Company and the Offering. A copy of the Prospectus is, and a copy of the Prospectus Supplement will be, available free of charge on SEDAR+ (http://www.sedarplus.ca) and on the SEC website (http://www.sec.gov). Alternatively, copies may be obtained upon request in Canada by contacting RBC Capital Markets,w Attn: Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2 at Phone: 416-842-5349; E-mail: Distribution.RBCDS@rbccm.com and in the United States from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate; Phone: 877-822-4089; Email: equityprospectus@rbccm.com. Additionally, copies of these documents may be obtained upon request in Canada by contacting BMO Capital Markets by mail at Brampton Distribution Centre c/o The Data Group of Companies, 9195 Torbram Road, Brampton, ON, L6S 6H2, by telephone at 905-791-3151 Ext 4312, or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp. by mail at 151 W 42nd Street, 32nd Floor, New York, NY 10036, Attn: Equity Syndicate Department, by telephone at 1-800-414-3627, or by email at bmoprospectus@bmo.com.